COMMENTS RECEIVED ON AUGUST 29, 2012

FROM EDWARD BARTZ

FIDELITY ADVISOR SERIES I (File No. 002-84776)

Fidelity Advisor Stock Selector Mid Cap Fund

N-14 FILED ON AUGUST 9, 2012

N-14 Proxy Statement and Prospectus

1. "Synopsis"

"What are the reasons for each proposal?

The Board of Trustees considered the following factors, among others, in determining to recommend that you vote in favor of your fund's Reorganization by approving your fund's Agreement:

-Each Reorganization will permit Advisor Growth Strategies shareholders or Mid Cap Growth shareholders, as applicable, to pursue similar investment goals in a larger combined fund that has the same portfolio management team and similar investment objectives and policies.

-Except with respect to retail class, Class B, and Institutional Class shareholder of Mid Cap Growth, shareholders are expected to benefit from a gross expense reduction of 0.03% to 0.54%, depending on the fund and class, assuming both proposals are approved (based on data for the twelve months ended May 31, 2012).

-Each Reorganization will qualify as a tax-free exchange for federal income tax purposes.

For more information, shareholders of Advisor Growth Strategies please refer to the section entitled "The Proposed Transactions - Proposal 1 - Reasons for the Reorganization." For more information, shareholders of Mid Cap Growth please refer to the section entitled "The Proposed Transactions - Proposal 2 - Reasons for the Reorganization."

C: The Staff would like it clearly stated that retail class and Class B expenses will remain the same while Institutional Class expenses will increase.

R: We will make the requested change.

2. "Synopsis"

(Sample from Fidelity Advisor Growth Strategies)
"How do the funds' investment objectives, strategies, policies, and limitations compare?

Although Advisor Growth Strategies and Advisor Stock Selector Mid Cap have similar investment objectives and strategies, there are some differences of which you should be aware. The following compares the investment objectives and principal investment strategies of Advisor Growth Strategies and Advisor Stock Selector Mid Cap:"

C: The Staff requests that we include a discussion of how the funds' respective investment objectives, strategies, policies, and limitations are different.

R: We believe that presenting the strategies side by side in a tabular format is an effective way to highlight the differences between the funds.

3. "Synopsis"

(Example - Class A)

Annual Class Operating Expenses
(expenses that you pay each year as a % of the value of your investment)

	Advisor Growth Strategies	Mid Cap Growth	Advisor Stock Selector Mid Cap	Advisor Stock Selector Mid Cap Pro forma CombinedA
Management fee (fluctuates based on the fund's performance relative to a securities market index)	0.43%	0.38%	0.43%	0.45%
Distribution and/or Service (12b-1) fees	0.50%	0.50%	0.50%	0.50%
Other expenses	0.81%	0.46%	0.25%	0.25%
Total annual operating expenses	1.74%	1.34%	1.18%	1.20%

A Based on estimated expenses for the 12 months ended May 31, 2012.

C: The Staff would like us to explain why the pro forma combined management fee is higher than the management fee for the acquiring fund.

R: The management fee for Fidelity Advisor Stock Selector Mid Cap Fund is higher on a pro forma basis because, after giving effect to both proposed reorganizations, the assets of each of the acquired funds will be subject to the performance adjustment of Fidelity Advisor Stock Selector Mid Cap Fund going forward.

4. "The Proposed Transactions - Proposal 1"

"Capitalization

The following table shows the capitalization of Advisor Growth Strategies, and Advisor Stock Selector Mid Cap as of May 31, 2012, and on a pro forma combined basis (unaudited) as of that date giving effect to the Reorganization. As of May 31, 2012, the net assets of Advisor Growth Strategies were $31,376,296, or 1.80% of Advisor Stock Selector Mid Cap.

	Net Assets	Net Asset Value Per Share	Shares Outstanding
Advisor Growth StrategiesA
Class A	$ 10,793,706	$ 8.95	1,205,910
Class T	$ 13,787,715	$ 8.70	1,585,609
Class B	$ 1,809,229	$ 8.24	219,602
Class C	$ 4,510,670	$ 8.24	547,311
Institutional Class	$ 474,976	$ 9.24	51,400
Advisor Stock Selector Mid Cap
Class A	$ 593,884,799	$ 20.33	29,215,481
Class T	$ 769,700,711	$ 20.53	37,495,544
Class B	$ 23,572,697	$ 19.07	1,236,215
Class C	$ 143,912,405	$ 19.08	7,542,091
Institutional Class	$ 209,016,727	$ 21.19	9,861,726
Advisor Stock Selector Mid Cap Pro Forma Combined Fund
Class A	$ 604,678,505	$ 20.33	29,746,406
Class T	$ 783,488,426	$ 20.53	38,167,133
Class B	$ 25,381,926	$ 19.07	1,331,088
Class C	$ 148,423,075	$ 19.08	7,778,499
Institutional Class	$ 209,491,703	$ 21.19	9,884,141

A Estimated proxy related costs of $7,000 will be fully reimbursed pursuant to FMR's voluntary expense cap arrangement.

The combined fund pro forma capitalization shown above assumes that only the Reorganization described this in Proposal 1 occurs. Attachment 3 provides pro forma capitalization for the combined fund if both of the Reorganizations occur. If only this Reorganization were to occur, pro forma combined expenses for each participating class of Advisor Stock Selector Mid Cap after the applicable Reorganization would still appear exactly as shown above.

The table above assumes that the Reorganization described in this Proposal 1 occurred on May 31, 2012. The table is for information purposes only. No assurance can be given as to how many Advisor Stock Selector Mid Cap shares will be received by shareholders of Advisor Growth Strategies on the date that the Reorganization takes place, and the foregoing should not be relied upon to reflect the number of shares of Advisor Stock Selector Mid Cap that actually will be received on or after that date."

C: The Staff noted that the as of date for the capitalization table should be within 30 days of the N-14 filing date.

R: We will revise the capitalization table accordingly.

5. "N-14 SAI"

"The pro forma financial statements required by Rule 11-01 of Regulation S-X have not been prepared and included in this Form N-14 because, as of May 31, 2012, the net asset value of Advisor Growth Strategies does not exceed ten percent (10%) of the net asset value of Advisor Stock Selector Mid Cap."

C: The Staff noted that the as of date should be within 30 days of the N-14 filing date.

R: We will update the information accordingly.

6. "Notes to Pro Forma Combined Financial Statements"

C: The Staff requests we add the following disclosure to the notes: tax status note and estimates note.

R: We believe that the current presentation effectively discloses the required notes to pro forma financial statement information. Accordingly, we have not modified the disclosure.

7. "Pro Forma Financial Statements"

C: The Staff would like to know if the target funds' investments meet the compliance guidelines and restrictions of the acquiring fund, and if so, requests we add disclosure stating this.

R: The acquiring fund will not be required by its compliance guidelines and restrictions to sell any of the securities it acquires from the acquired funds as part of the reorganizations. We note that the following statements are included under "Proposal 1 - Agreement and Plan of Reorganization" and "Proposal 2 - Agreement and Plan of Reorganization," respectively:
"All of the current investments of Advisor Growth Strategies are permissible investments for Advisor Stock Selector Mid Cap."
"All of the current investments of Mid Cap Growth are permissible investments for Advisor Stock Selector Mid Cap."

8. Tandy Representations

C: The Staff would like us to affirm the following three statements:

1) The fund is responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.